

December 9, 2010

Mr. Jefferson Thachuk
Coronus Solar Inc.
1100-1200 West 73rd Avenue
Vancouver, British Columbia
Canada V6P 6G5

> **Re: Coronus Solar Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 28, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-53697**

Dear Mr. Thachuk:

We have reviewed your correspondence submitted December 3, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the proposed amendments to your March 31, 2010 Form 10-K and your September 30, 2010 Form 10-Q with your next response letter.

Form 10-Q for the Quarter Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

2. We note your response to comment 1 from our letter dated November 29, 2010 and your revised disclosure. Please further revise to explain why you extended the balance payable date for your respective land purchase contracts. If you extended this date because you lacked the funds to pay the contractual balance due, please make that clear.

3. Please revise your source of funds disclosure to clearly explain what you mean by "a tax equity transaction."

4.   Please ensure that the land purchase agreements you intend to file as Exhibits 10.10 and 10.11 are filed on EDGAR in readable form. The copies submitted with your response letter are too small to read without difficulty.

Exhibits, page 24

5. Please make sure that your exhibit index accurately conveys which exhibits you plan to file with your amended Form 10-Q and which exhibits you plan to incorporate by reference. We note in your response to comment three from our letter dated November 29, 2010, your stated intention to incorporate by reference your loan agreement with Mr. Jefferson Thachuk. The exhibit index in the draft amended Form 10-Q that you provided with your response letter, however, indicates that the loan agreement is filed with your Form 10-Q.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

CC: Conrad Lysiak, Esq.
        Via facsimile: (509) 747-1770